Exhibit 99.1

Mercurity Fintech to Rebrand as Chaince Digital Holdings Inc.: New Name, Ticker Symbol “CD” and Website to Launch November 13, 2025

Transformation Reflects Company’s Evolution into an Industry-Leading Provider of Tokenization and On-Chain Innovation Solutions

NEW YORK, NY, Nov. 12, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (NASDAQ: MFH) today announced that it will officially rebrand as Chaince Digital Holdings Inc., marking a key milestone in the Company’s strategic evolution. The new corporate name, ticker symbol “CD,” and website www.chaincedigital.com will all go live on Thursday, November 13, 2025, at the opening of trading on the Nasdaq Global Market.

This comprehensive rebranding, which was approved by the Company’s shareholders at its 2025 Annual General Meeting held on September 15, 2025, signals the Company’s commitment to leading in tokenization and on-chain innovation. With this change, the Company aims to position itself at the forefront of the rapidly evolving digital finance landscape, leveraging its robust infrastructure and expanding service capabilities to meet the growing demands of the modern financial ecosystem.

“This rebranding represents a significant milestone in our company’s journey and underscores our commitment to leading in tokenization and on-chain innovation ,” said Shi Qiu, Chief Executive Officer of the Company. “The Chaince Digital Holdings Inc. name better reflects our vision, strategic direction, and the comprehensive suite of technology and financial services that we provide to our clients across the digital asset ecosystem.”

The Company’s ordinary shares will continue to trade on the Nasdaq Global Market under the current ticker symbol “MFH” through the close of trading on Wednesday, November 12, 2025. Beginning with the opening of trading on Thursday, November 13, 2025, the Company’s ordinary shares will trade under the new ticker symbol “CD.”

Concurrent with the name change, the Company will launch its new corporate website at www.chaincedigital.com on Thursday, November 13, 2025. The new website will serve as the primary source for investor information, corporate announcements, financial reports, and updates on the Company’s operations and strategic initiatives.

Shareholders of the Company are not required to take any action in connection with the name change or ticker symbol change. All outstanding share certificates representing the Company’s ordinary shares will continue to be valid and do not need to be exchanged. The CUSIP number will remain unchanged. The name change and ticker symbol change will not affect the number of ordinary shares outstanding, the par value of the ordinary shares, or the rights of shareholders.

About Chaince Digital Holdings Inc. (formerly Mercurity Fintech Holding Inc.)

Chaince Digital Holdings Inc. (Nasdaq: CD, effective November 13, 2025) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, Chaince Digital Holdings Inc. aims to be an industry leader in tokenization and on-chain innovation solutions, offering services spanning digital assets, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contact:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1 (646) 866-7928

Email: mfhfintech@iecapitalusa.com